Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2007

Mr. Shawn M. Guertin
Executive Vice President,
Chief Financial Officer and Treasurer
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

**Re:** **Coventry Health Care, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2006**
**Filed February 28, 2007**
**File No. 001-16477**

Dear Mr. Guertin:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2006**

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 34

1. Please provide us, in disclosure type format, the following information:

      a.  In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.  The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

      b.  If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.  If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

## Medical claims Expense and Liabilities, page 34

2.      You had material prior year development for your medical liabilities.  You attributed the favorable development to the lower than anticipated medical cost increases, growth in the medical cost base and uncertainties at the prior year-end regarding the Louisiana operation.  Please quantify for us, in disclosure-type format, the effects of each of these factors that caused the favorable development and discuss the trends in the medical costs increases and growth in the medical cost base and whether you believe those trends will continue in future periods.  In addition, disclose how you incorporated those trends in your current period loss reserve assumptions.  Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

## Goodwill and Other Long-lived Assets, page 37

3.      You indicate that you engaged a valuation firm to assist management in its determination of the fair value of certain assets and liabilities of First Health. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the firm be named.  Please advise.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provide the requested information.  Detailed letters greatly facilitate our review.  Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant